UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM SD
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SPECIALIZED DISCLOSURE REPORT

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NLIGHT, INC.
(Exact name of the registrant as specified in its charter)

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Delaware	001-38462	91-2066376
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)
4637 NW 18th Avenue Camas, Washington 98607
(Address of principal executive offices) (Zip code)

Julie Dimmick Vice President, General Counsel and Corporate Secretary (360) 566-4460
(Name and telephone number, including area code, of the person to contact in connection with this report.)

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Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

x	Rule 13p-1 under the Securities and Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025
Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended __________

Section 1 - Conflict Minerals Disclosure

This Form SD of nLIGHT, Inc. (“we” and “us”) is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended (the “Rule”), and in accordance with the Instructions to Form SD except, however, that we are relying on the Updated Statement on the Effect of the Court of Appeals Decision on the Conflict Minerals Rule issued by the Division of Corporation Finance of the Securities and Exchange Commission (“SEC”) on April 7, 2017 (the “April 2017 Guidance”). As permitted under the April 2017 Guidance, this Form SD does not address Item 1.01(c) of Form SD.

The Rule was adopted by the SEC under Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act to implement reporting and disclosure requirements related to “conflict minerals” (defined by the SEC as tantalum, tin, tungsten and gold) (collectively, “3TG Minerals”). Pursuant to the Rule, publicly traded companies must submit a report to the SEC after examining whether 3TG Minerals originating in the Democratic Republic of Congo or adjoining countries (Angola, Burundi, The Central African Republic, The Republic of the Congo, Rwanda, South Sudan, Tanzania, Uganda and Zambia) (together, the “Covered Countries”) are present in the products the company manufactures or contracts to manufacture and if any of such 3TG Minerals are necessary to the functionality or production of such products.

This Form SD covers the period from January 1, 2025, to December 31, 2025 (the “Covered Period”).

Item 1.01 Conflict Minerals Disclosure and Report

Company and Product Overview

We are a leading provider of high‑power lasers for mission-critical directed energy, optical sensing, and advanced manufacturing applications. We design, manufacture, and sell a range of high-power semiconductor lasers and fiber lasers that are typically integrated into laser systems or manufacturing tools built by our customers. We also make high energy pulsed fiber lasers, fiber amplifiers, and beam combination and control systems for use in high-energy laser systems for directed energy and laser sensing systems used in a wide range of defense applications. In 2025, we sold our products into three primary end markets: Aerospace and Defense, Industrial, and Microfabrication.

Covered Products

We conducted an analysis of the products that we manufactured or contracted to be manufactured and found that most of our products fall within the scope of the conflict minerals rules as they contain (or may contain) one or more of the 3TG Minerals. These products include laser diodes, fiber lasers, and certain related components. These products are collectively referred to in this Report as the “Covered Products.”

We and our manufacturing partners relied on third-party suppliers for the provision and development of many of the key components and materials used in the Covered Products, and we were several steps removed from the mining and processing of the 3TG Minerals used in the Covered Products. As a result, we relied on our suppliers and manufacturing partners to assist us with our reasonable country of origin inquiry regarding the materials in the components supplied by them and used in the manufacturing of the Covered Products.

Reasonable Country of Origin Inquiry (RCOI)

In accordance with the Rule, we conducted in good faith a RCOI for the Covered Period to determine whether the 3TG Minerals necessary to the functionality or production of our products was sourced from Covered Countries or are from recycled or scrap sources. We collected and reviewed data submitted by our supply chain for relevant items and managed that in a compliance database. We requested from each supplier on our identified suppliers list a completed Conflict Minerals Reporting Template from the Responsible Minerals Initiative (“CMRT”) which asks for the disclosure of specified information regarding the inclusion of 3TG Minerals in the products supplied to us and the country of origin thereof. The CMRT is a standardized reporting template designed to facilitate the transfer of information through the supply chain regarding mineral country of origin and the smelters and refiners being utilized. SI monitored and tracked all communications in the database for future reporting and transparency.

Determination

Based on responses received, we had reason to believe that 3TG Minerals present in certain of our products may have originated in the Covered Countries and may not be from scrap or recycled sources. We have elected not to file disclosure under Item 1.01(c) of Form SD in accordance with the April 2017 Guidance.

Pursuant to the April 2017 Guidance, we have provided only the disclosure required under the provisions of paragraphs (a) and (b) of Item 1.01 of Form SD.

Additional Information

This Form SD is publicly available at https://investors.nlight.net/ as well as the SEC’s EDGAR database at www.sec.gov. The content of any website referred to in this Form SD is included for general information only and is not incorporated by reference in this Form SD.

Item 1.02 Exhibit

None.

Section 2 - Exhibits

Item 2.01 Exhibits

None.

Section 3 - Exhibits

Item 3.01 Exhibits

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

NLIGHT, INC.
(Registrant)

By:	/s/ JULIE DIMMICK	May 29, 2026
	Julie Dimmick	Date
Vice President, General Counsel and Corporate Secretary